SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.__6__)



                            News Communications, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                              Common Stock, $.01 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  652484601
           ----------------------------------------------------------
                                 (CUSIP Number)

                Nadine Shaoul, D.H. Blair Investment Banking Corp.
                44 Wall Street, New York, NY  10005 (212) 495-4163
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             May 1, 1996
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             Page 1 of 6  pages

CUSIP No.  652484601                 13D                   Page 2 of 6 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,579,515
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,579,515
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,713,030
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      X
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.0%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  652484601                 13D                   Page 3 of 6 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Holdings, Inc.


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       0
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                       X
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    HC

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  652484601                 13D           Page 4 of 6 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,579,515
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,579,515
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,579,515
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      X
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.3%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 5 of 6 Pages

          J. Morton Davis, D.H. Blair Holdings, Inc. ("Blair Holdings"), D.H. Blair Investment Banking Corp. ("Blair Investment"), (collectively, the "Reporting Parties") hereby amend their statement on Schedule 13D relating to the common stock, $.01 par value ("shares") of News Communications, Inc. (the "Issuer") as follows:

Item 2. (c) is hereby amended in its entirety as follows:

          Mr. Davis is an investment banker and sole shareholder of Blair Investment, a broker-dealer registered under the Securities Exchange Act of 1934. Prior to May 1, 1996, Blair Holdings was solely owned by Mr. Davis, and Blair Investment was a wholly-owned subsidiary of Blair Holdings. As of May 1, 1996, Blair Holdings merged into Blair Investment, with Blair Investment being the surviving corporation.

Item 3. (a) is hereby amended in its entirety as follows:

          This Statement relates to the purchase of 1,579,515 shares by Blair Investment with its general funds for a total purchase price of approximately $4,295,430.00. Rosalind Davidowitz used her personal funds to purchase 71,600 shares for a total purchase price of approximately $206,419.00, and Rivkalex Corporation used its general funds to purchase 61,915 shares for an approximate purchase price of $154,885.00.

Item 4. is hereby partially amended by adding the following sentence at the beginning of Item 4.:

          This Amendment is filed solely to report that Blair Holdings has ceased to be a beneficial owner of more than five percent of the Issuer's securities as a result of its merger into its subsidiary, Blair Investment.

 Item 5. (a) is hereby amended in its entirety as follows:

          As of May 1, 1996, Mr. Davis may be deemed to beneficially own 1,713,030 (4) shares or 22.0% of the Issuer's shares as follows: (i) 1,579,515 shares owned by Blair Investment, (ii) 61,915 shares owned by Rivkalex Corporation (5) and (iii) 71,600 shares owned by Rosalind Davidowitz (5).


          As of May 1, 1996, Blair Investment may be deemed to beneficially own 1,579,515 shares or 20.3% of the Issuer's shares as indicated in (i) above, and Blair Holdings is no longer a beneficial owner of any of the Issuer's shares.



____________________________________________________________________________
(4) Not included herein are 379,700 shares owned by Kinder Investments, L.P. ("Kinder"). Kenton E. Wood, the general partner of Kinder, is the Chairman and Chief Executive Officer of D.H. Blair & Co., Inc. ("Blair") and a stockholder and director of Blair. Certain limited partners of Kinder are stockholders of Blair. The limited partners of Kinder are the children and grandchildren of Mr. Davis. Blair Investment, Blair Holdings, and Mr. Davis disclaim for purposes of Section 13 or otherwise beneficial ownership of any News Communications, Inc. shares owned by Kinder or Blair. Kinder disclaims for purposes of Section 13 or otherwise ownership of any News Communications, Inc. shares owned by Blair, Blair Investment, Blair Holdings, or Mr. Davis.
(5) Rivkalex Corporation is a private corporation owned by Mr. Davis' wife, Rosalind Davidowitz. Filing of this statement shall not be deemed an admission that J. Morton Davis, Blair Holdings, or Blair Investment beneficially own securities attributed to Rivkalex or Rosalind Davidowitz for any purpose. J. Morton Davis, Blair Holdings, and Blair Investment expressly disclaim beneficial ownership of all securities held by Rivkalex and Rosalind Davidowitz for any purpose.

                                                         Page 6 of 6 pages

 Item 5. (c) is hereby amended by adding thereto the following new paragraphs and table:

          The following open-market transactions were effected by Blair Investment, since the previously filed Schedule 13D, Amendment No. 6:

                                                  Purchase Price
          DATE             # of Shares               Per Share
          -------------------------------------------------------
          4/01/96              3,600                    2.75
          4/04/96              1,000                    2.59
          4/09/96              9,000                    2.59
          4/16/96              1,000                    2.38
          4/16/96              6,200                    2.44
          4/18/96              1,000                    2.38
          4/18/96             13,400                    2.50
          4/22/96             11,700                    2.50
          4/22/96              6,500                    2.56
          4/26/96              1,800                    2.50
          4/30/96              1,800                    2.50


          As of May 1, 1996, Blair Holdings was merged into its subsidiary, Blair Investment, and is no longer in existence.

Item 5. (e) is hereby amended by adding the following paragraph thereto:

          On May 1, 1996, Blair Holdings ceased to be a beneficial owner of more than five percent of the Issuer's securities.

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                        /s/ J. Morton Davis
Date:    May 2, 1996                 _____________________________
         New York, New York             J. Morton Davis



                                        D.H. BLAIR HOLDINGS, INC.



                                          /s/ David Nachamie
Date:    May 2, 1996                 by_____________________________
         New York, New York              David Nachamie
                                         Treasurer



                                       D.H. BLAIR INVESTMENT BANKING CORP.



                                          /s/ David Nachamie
Date:    May 2, 1996                by_____________________________
         New York, New York              David Nachamie
                                         Treasurer